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         N / E / W / S    R / E / L / E / A / S / E



August 28, 2002

                                       Filed by CNBC Bancorp pursuant to
                                       Rule 425 under the Securities Act of 1933
                                       Subject Company: CNBC Bancorp
                                       Commission File No.: 000-28203


FOR IMMEDIATE RELEASE

CNBC BANCORP AND FIRST MERCHANTS CORPORATION AGREE TO MERGE

Thomas D. McAuliffe, Chief Executive Officer of CNBC Bancorp ("CNBC"), Worthington, Ohio, and Michael L. Cox, President and Chief Executive Officer of First Merchants Corporation ("First Merchants"), Muncie, Indiana, jointly announced the execution of a Definitive Agreement to merge CNBC into First Merchants.

The merger will be accomplished through the exchange of 1.01 shares of First Merchants common stock (valued at $27.41 based on First Merchants August 27, 2002 closing price of $27.14), or $29.57 in cash for each of the outstanding shares of CNBC. However, no more than $24,561,693 aggregate cash may be paid in the merger and there may be allocations of stock to certain shareholders if this threshold is exceeded. At current market prices, the transaction will have an approximate value of $58 million. First Merchants declared a 5% stock dividend payable September 13, 2002 to First Merchants shareholders of record on August 30, 2002. The 1.01 exchange ratio will not be adjusted as a result of the stock dividend. This transaction will be a tax-free stock exchange for CNBC shareholders electing stock. The transaction, which is subject to CNBC shareholder and regulatory approval, is expected to be completed in the first quarter of 2003.

First Merchants ($2.7 billion) and CNBC ($320 million) will have combined assets of $3 billion. Upon completion of the merger, Commerce National Bank, CNBC's subsidiary, will continue to operate as a growing commercial banking entity in the greater Columbus, Ohio market. Thomas McAuliffe will continue as its Chief Executive Officer and John Romelfanger will continue as Chief Operating Officer and its 16-member board of directors will remain intact. Additionally, Mr. McAuliffe will be nominated to serve on the board of directors of First Merchants. In commenting on the transaction, Mr. McAuliffe stated that, "First Merchants has developed an enviable record of community banking and has established a network of community banks that continue to serve their respective communities with local decision-makers. Commerce National has succeeded over the past 10 years in developing a small to mid-size business presence that will only be enhanced by our affiliation with First Merchants. We look forward to offering additional banking services and financing capability to our growing clientele. Our loyal shareholders who have provided the growth capital for our expansion will have the opportunity to further their investment in First Merchants Corporation common stock or receive cash, if they so desire."

Mr. Cox said, "Commerce National Bank has been a rapidly growing 10-year old bank in a very attractive market. We have come to appreciate the banking expertise that the staff of CNBC has
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exhibited since their inception. It is our desire to enter this vibrant growth market, and we believe that CNBC will provide the ideal base for future growth. Tom McAuliffe, John Romelfanger and their staff will direct the activities of Commerce National Bank in a manner that we believe will continue their excellent operating history."

First Merchants is a Financial Holding Company headquartered in Muncie, Indiana, whose bank subsidiaries operate 69 offices in 19 counties. Its subsidiaries include First Merchants Bank, The Madison Community Bank, First United Bank, The Union County National Bank of Liberty, The Randolph County Bank, The First National Bank of Portland, Decatur Bank & Trust Company, Frances Slocum Bank & Trust Company, and Lafayette Bank and Trust Company. First Merchants also operates First Merchants Insurance Services, a full-service property casualty, personal lines and healthcare insurer, and is a majority partner in Indiana Title Insurance Company offering title insurance and settlement services to the real estate market.

First Merchants common stock is traded over-the-counter on the NASDAQ National Market System under the symbol FRME and is rated A+ by Standard and Poor's Corporation. Quotations are carried in daily newspapers and can be found on the company's Internet Web page. (http://firstmerchants.com). Nine brokerage firms make a market in First Merchants Corporation stock: Robert W. Baird & Co., Inc.; Herzog, Heine, Geduld, Inc.; Howe Barnes & Johnson, Inc.; Keefe, Bruyette & Woods, Inc.; Knight Securities, L.P.; McDonald Investments, Inc.; NatCity Investments, Inc.; Sherwood Securities Corp.; and Spear, Leads and Kellog.

CNBC's common shares are traded on the NASDAQ Small Cap Market under the symbol CNBD. The following brokerage firms have transacted business in CNBC common shares during the past year: Baird, Patrick & Co., Inc.; Herzog, Heine, Geduld, Inc.; Howe Barnes Investments, Inc.; Island System Corporation; Midwest Research First Tennessee; Spear, Leads & Kellogg; and Sweney Cartwright & Co.

Statements contained in this press release that are not historical facts may constitute forward-looking statements (within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended) which involve significant risks and uncertainties. The companies intend such forward-looking statements to be covered by the Private Securities Litigation Reform Act of 1995, and are including this statement for purposes of invoking these safe harbor provisions. The companies' ability to predict results or the actual effect of future plans or strategies is inherently uncertain and involves a number of risks and uncertainties, some of which have been set forth in the companies' most recent annual reports on Form 10-K and Form 10-KSB and other SEC filings, which disclosures are incorporated by reference herein. The fact that there are various risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.

First Merchants will be filing a Registration Statement on Form S-4 concerning the merger with the Securities and Exchange Commission ("SEC"), which will include the merger proxy statement/prospectus that will be mailed to shareholders of CNBC. WE URGE INVESTORS TO
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READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge, when filed, at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by First Merchants will be available free of charge from the Secretary of First Merchants at 200 East Jackson Street, Muncie, Indiana 47305-2814, telephone (765) 747-1530. Documents filed with the SEC by CNBC will be available free of charge from the Secretary of CNBC at 100 East Wilson Bridge Road, Worthington, Ohio 43085, telephone (614) 848-8700. INVESTORS SHOULD READ THE MERGER PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER. Copies of all recent proxy statements and annual reports are also available free of charge from the respective companies by contacting the company secretary.

CNBC and First Merchants and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies to approve the Merger. INFORMATION ABOUT THE PARTICIPANTS MAY BE OBTAINED THROUGH THE SEC'S WEBSITE FROM THE DEFINITIVE PROXY STATEMENT FILED WITH THE SEC ON FEBRUARY 21, 2002, WITH RESPECT TO FIRST MERCHANTS AND THE DEFINITIVE PROXY STATEMENT FILED WITH THE SEC ON MARCH 21, 2002, WITH RESPECT TO CNBC.

CONTACT: First Merchants Corporation
         Mark K. Hardwick
         Senior Vice President/Chief Financial Officer
         Phone: (765) 751-1857

         CNBC Bancorp
         John A. Romelfanger
         Treasurer and Secretary
         Phone: (614) 848-8700